                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                ______________


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)
                        ________________________________

                             EMERITUS CORPORATION
                  __________________________________________
                               (Name of Issuer)

                         Common Stock, .0001 par value
          _________________________________________________________
                        (Title of Class of Securities)

                                   291005106
                   ________________________________________
                     (CUSIP Number of Class of Securities)


Daniel R. Baty                                   Michael E. Stansbury
Emeritus Corporation             with a copy to: Perkins Coie LLP
3131 Elliot Avenue, Suite 500                    1201 Third Avenue, 40th Floor
Seattle, WA 98121                                Seattle, Washington 98101
(206) 289-2909                                   (206) 583-8888

_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 2000
        _________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)

                                 SCHEDULE 13D
_________________________                               ________________________
CUSIP No.  291005 10-6                                   Page 2 of 7 Pages
           -----------
________________________________________________________________________________
      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1
      Daniel R. Baty
________________________________________________________________________________
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
  2                                                                      (b) [_]

________________________________________________________________________________
      SEC USE ONLY
  3
________________________________________________________________________________
      SOURCE OF FUNDS*
  4
      00
________________________________________________________________________________
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  5   2(d) or 2(e) [_]
________________________________________________________________________________
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      USA
________________________________________________________________________________
                            SOLE VOTING POWER
                         7
                            3,721,766
    NUMBER OF           ________________________________________________________
      SHARES                SHARED VOTING POWER
   BENEFICIALLY          8
     OWNED BY               Not applicable
       EACH             ________________________________________________________
     REPORTING              SOLE  DISPOSITIVE POWER
      PERSON             9
       WITH                 3,721,766
                        ________________________________________________________
                            SHARED DISPOSITIVE POWER
                        10
                            Not applicable
________________________________________________________________________________
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
  11
      3,721,766
________________________________________________________________________________
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

________________________________________________________________________________
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      36.50%/1/
________________________________________________________________________________
      TYPE OF REPORTING PERSON
  14
      IN
________________________________________________________________________________


_______________

     /1/ Daniel R. Baty owns 766,316 shares of Common Stock, which includes 108,936 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,955,450 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,088,673 shares of Common Stock outstanding as of 6/30/00.

                                 SCHEDULE 13D
_________________________                                 ______________________
CUSIP No. 291005 10-6                                     Page 3 of 7 Pages
          -----------
________________________________________________________________________________
      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1
      B.F. Limited Partnership
________________________________________________________________________________
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                    (b) [_]
  2
________________________________________________________________________________
      SEC USE ONLY
  3

________________________________________________________________________________
      SOURCE OF FUNDS*
  4
      00
________________________________________________________________________________
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5   ITEMS 2(d) or 2(e) [_]
________________________________________________________________________________
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      State of Washington
________________________________________________________________________________
                            SOLE VOTING POWER
                         7
     NUMBER OF              2,955,450/2/
      SHARES           _________________________________________________________
    BENEFICIALLY            SHARED VOTING POWER
     OWNED BY            8
       EACH                 Not applicable
     REPORTING         _________________________________________________________
      PERSON                SOLE  DISPOSITIVE POWER
       WITH              9
                            2,955,450/2/
                       _________________________________________________________
                            SHARED DISPOSITIVE POWER
                        10
                            Not applicable
________________________________________________________________________________
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
  11
      2,955,450/2/
________________________________________________________________________________
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

________________________________________________________________________________
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      29.29%/2/
________________________________________________________________________________
      TYPE OF REPORTING PERSON
  14
      PN
________________________________________________________________________________

______________________

     /2/ Daniel R. Baty owns 766,316 shares of Common Stock, which includes 108,936 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,955,450 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,088,673 shares of Common Stock outstanding as of 6/30/00.

                                 SCHEDULE 13D
_________________________                                _______________________
 CUSIP No. 291005 10-6                                    Page 4 of 7 Pages
           -----------
________________________________________________________________________________
      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1
      Columbia-Pacific Group, Inc.
________________________________________________________________________________
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
  2                                                                     (b) [_]
________________________________________________________________________________
      SEC USE ONLY
  3
________________________________________________________________________________
      SOURCE OF FUNDS*
  4
      00
________________________________________________________________________________
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  5   2(d) or 2(e) [_]
________________________________________________________________________________
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      State of Washington
________________________________________________________________________________
                             SOLE VOTING POWER
                         7
     NUMBER OF               2,955,450/3/
      SHARES           _________________________________________________________
   BENEFICIALLY              SHARED VOTING POWER
     OWNED BY            8
       EACH                  Not applicable
     REPORTING         _________________________________________________________
      PERSON                 SOLE  DISPOSITIVE POWER
       WITH              9
                             2,955,450/3/
                       _________________________________________________________
                             SHARED DISPOSITIVE POWER
                        10
                             Not applicable
________________________________________________________________________________
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
  11
      2,955,450/3/
________________________________________________________________________________
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

________________________________________________________________________________
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
      29.29%/3/
________________________________________________________________________________
      TYPE OF REPORTING PERSON
  14
      CO
________________________________________________________________________________

__________________

     /3/ Daniel R. Baty owns 766,316 shares of Common Stock, which includes 108,936 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,955,450 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,088,673 shares of Common Stock outstanding as of 6/30/00.

Item 1.  Security and Issuer.

     No amendment.

Item 2.  Identity and Background.

     This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of the B.F., Limited Partnership of which Mr. Baty is also a limited partner. The foregoing persons are filing this amendment number one to the statement on
Schedule 13D filed February 15, 2000 because as of June 30, 2000, they had acquired Common Stock of the Company that resulted in an aggregate increase greater than 1% of the outstanding Common Stock of the Company on June 30, 2000.

     Mr. Baty's principal occupation is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is as set forth in Item 1 above. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Item 3.  Source and Amount of Funds or Other Consideration.

     Since the filing of the original Schedule 13D on February 15, 2000, Mr. Baty has purchased 112,200 shares of Common Stock, owned directly, and has purchased 7,000 shares of Common Stock owned indirectly, through B.F., Limited Partnership ("Partnership"), for a total additional 119,200 shares of Common Stock. The shares of the Company purchased by Mr. Baty were purchased in the open market through a registered broker-dealer, with personal funds of Mr. Baty, and the shares purchased on behalf of the Partnership were purchased with working capital funds of the Partnership.

Item 4.  Purpose of Transaction

     No amendment.

Item 5.  Interest in Securities of Emeritus Corporation

     (a) As of the date of this Amendment No. 1 to Schedule 13D, Daniel R. Baty beneficially owns 766,316 shares of common stock, which includes 108,936 shares of common stock issuable upon the exercise of options currently or within the next 60 days.

     As of the date of this Amendment No. 1 to Schedule 13D, B.F., Limited Partnership beneficially owns 2,955,450 shares of common stock of the Company, and Columbia-Pacific Group, Inc. beneficially owns, as general partner to B.F., Limited Partnership, the same 2,955,450 shares. Based on 10,088,673 shares of common stock outstanding as of June 30, 2000, the beneficial ownership amounts described above represent approximately 7.51% and 29.29%, respectively, of the total outstanding shares of common stock.

     (b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., General Partner of B.F., Limited Partnership, has the sole power to vote and to direct the vote of and the sole power to dispose of and to direct the disposition of all 3,721,766 shares of common stock covered by this Schedule 13D.

     (c) During the months of June 2000 and May 2000, Mr. Baty purchased a total of 46,000 shares and 20,500 shares of common stock in the Company, respectively, which acquisitions were reported on Form 4 Statements filed jointly by Mr. Baty on behalf of himself and Columbia-Pacific Group, Inc. and B.F., Limited Partnership. Those Statements were filed with the Securities and Exchange Commission and the American Stock Exchange, on June 9, 2000 and July 10, 2000. Also during the month of June 2000, B.F., Limited Partnership purchased 7,000 shares of common stock of the Company, which acquisition was reported on the Joint Form 4 Statement filed by Mr. Baty July 10, 2000 with the Securities and Exchange Commission and the American Stock Exchange.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Emeritus Corporation

     No amendment.

Item 7.  Material to be Filed as Exhibits

     None.



                     [Signatures appear on following page.]

                                   SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              July 28, 2000
                              __________________________________________________
                                           (Date)
                                                /s/ Daniel R. Baty
                              __________________________________________________
                                                    Daniel R. Baty

                              July 28, 2000
                              __________________________________________________
                                           (Date)

                              B.F., Limited Partnership
                              __________________________________________________

                              By: Columbia-Pacific Group, Inc., General Partner
                              __________________________________________________

                              By:      /s/ Daniel R. Baty
                              __________________________________________________
                                           Daniel R. Baty, President


                              July 28, 2000
                              __________________________________________________
                                           (Date)

                              Columbia-Pacific Group, Inc.
                              __________________________________________________


                              By:     /s/ Daniel R. Baty
                              __________________________________________________
                                          Daniel R. Baty, President